

March 11, 2014

<u>Via E-mail</u>
Gregory K. Stapley
President and Chief Executive Officer
CareTrust REIT, Inc.
27101 Puerta Real
Suite 450
Mission Viejo, CA 92691

      Re: CareTrust REIT, Inc.
              Amendment No. 1 to Form 10
              Filed February 13, 2014
              File No. 001-36181

Dear Mr. Stapley:

We have reviewed Amendment No. 1 to your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We will continue to monitor for your responses to comments 1, 2, and 18 of our letter dated December 5, 2013.

Exhibit 99.1

Treatment of Spin-Off, page 47

2.   We note your disclosure that Ensign has requested and expects to receive the IRS Ruling from the IRS prior to the mailing date of this information statement. Please confirm that

> you will update this disclosure to reflect the receipt by Ensign of the IRS Ruling or advise.

Dividend Policy, page 50

3.   We note your disclosure that FFO will be adjusted to exclude non-cash expenses such as stock-based compensation, amortization of deferred financing costs and maintenance capital expenditures, resulting in FAD. Please tell us how this definition of FAD is consistent with the presentation of reconciling items to arrive at FAD on page 72 and the description of FAD on page 71.

4.   We note your disclosure that all dividends will be made by you at the discretion of your board. Please revise to clarify that dividends or distributions are not guaranteed and that no assurance can be given that you will pay any dividends or distributions.

CareTrust's Unaudited Pro Forma Combined Financial Statements

5.   We note your responses to our prior comments 10, 11, and 13. We will continue to monitor future amendments for any additional disclosures.

Notes to CareTrust's Unaudited Pro Forma Combined Financial Statements

Pro Forma Adjustments- Balance Sheet

Adjustment (2), page 59

6.   We note your response to our prior comment 12. We remain unclear how the amount disclosed on page 3 related to the cash paid to Ensign from the debt proceeds has been reflected in your unaudited pro forma combined financial statements and the unaudited pro forma combined financial statements of The Ensign Group, Inc. Please clarify.

7.   Please tell us what the invested capital cash outflow adjustment represents.

Notes to Ensign Group's Unaudited Pro Forma Combined Financial Statements

Pro Forma Adjustments, page 65

Adjustment (1), page 65

8.   Please clarify where the adjustments related to charges accrued for the U.S. Government inquiry and other accrued liabilities have been reflected in unaudited pro forma combined financial statements of the company.

Adjustment (4), page 65

9.   Please tell us how the amount reflected in the adjustment reconciles to the amount disclosed on page 3 that will be paid to Ensign from the company.

Adjustment (6), page 65

10.   Please tell us how the adjustment to remove Spin-Off transactional related expenses has a continuing impact.

Management's Discussion and Analysis …, page 69

Critical Accounting Estimates, page 79

11.   We note your response to comment 6 of our letter dated December 5, 2013. Please disclose, in this section, that you have elected to take advantage of the extended transition period under Section 107(b) and that, as a result, your financial statements may not be comparable to companies that comply with public company effective dates.

Business, page 84

Portfolio Summary, page 84

12.   We note your response to comment 19 of our letter dated December 5, 2013. We note that you provided disclosure regarding the average monthly revenue per occupied unit for your independent living facilities. Please provide disclosure regarding the average effective rent per unit or advise. Additionally, for your other property types, please disclose the average revenue received monthly per bed.

13.   Please disclose the occupancy of your portfolio for the last three years according to property type.

14.   We note your response to comment 20 of our letter dated December 5, 2013. We note that you have provided disclosure regarding the number of facilities located in each state. Please also include disclosure regarding the revenues received by geographic area.

Management, page 94

Executive Officers, page 95

15.   We note your response to comment 23 of our letter dated December 5, 2013. Please clarify that Mr. Wagner will also serve as your principal accounting officer or identify who will serve in this capacity and provide the disclosure required by Item 401 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka at (202) 551-3856 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Jonathan L. Friedman (via e-mail)